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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40096

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Griswold Company Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 Broadway - 28th Floor
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sean Trager, CEO 212-509-2100 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Tarlow & Co., C.P.A, P.C. d/b/a Tarlow & Co., C.P.A.'s
(Name – *if individual, state last, first, middle name*)

7 Penn Plaza, Suite 210 (Address) New York (City) NY (State) 10001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/16

OATH OR AFFIRMATION

I, Sean Trager, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Griswold Company incorporated, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

C.E.O.

Title

Melissa Circle

Notary Public

MELISSA CIRCLE
Notary Public, State of New York
No 01CI6166976
Qualified in Nassau County
Term Expires May 29, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXXX Cash flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE GRISWOLD COMPANY, INC.

ANNUAL REPORT

DECEMBER 31, 2009

THE GRISWOLD COMPANY, INC.

TABLE OF CONTENTS

TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 210, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
The Griswold Company, Inc.

We have audited the accompanying statement of financial condition of The Griswold Company, Inc. as of December 31, 2009, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Griswold Company, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tarlow & Co., C.P.A.'s

New York, New York
February 25, 2010

THE GRISWOLD COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 399,279	
Securities owned - at market value	1,265,000	
Commission receivable	1,187,214	
Other receivable	29,908	
Property and equipment, net of accumulated depreciation of $418,486	29,560	
Other assets	126,989	
Total assets		$ 3,037,950

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$ 734,540	
Other liabilities	438,737	
Total liabilities		$ 1,173,277
Stockholders' equity		
Common stock - Class A, voting, $.004 par value; authorized 4,000,000 shares, issued 3,010,000 and outstanding 2,475,000 shares	12,040	
Common stock - Class B, nonvoting, $.004 par value; authorized 6,000,000 shares, issued 1,397,040 shares and outstanding 558,770 shares	5,588	
Additional paid-in capital	3,460,969	
Treasury stock, voting, 535,000 shares; nonvoting, 838,270 shares at cost	(2,560,205)	
Retained earnings	946,281	
Total stockholders' equity		1,864,673
Total liabilities and stockholders' equity		$ 3,037,950

The accompanying notes are an integral part of these financial statements.

THE GRISWOLD COMPANY, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2009

Revenue:		
Commissions	$ 10,513,937	
Interest and dividends	1,444	
Other	5,218	
Total revenue		$ 10,520,599
Net realized/unrealized loss from investment transactions in securities		(37,605)
Expenses:		
Employee compensation and benefits	6,875,187	
Exchange fees, clearance charges and other brokerage costs	2,679,030	
Professional fees	150,336	
Interest	696	
Travel, meals and entertainment	250,653	
Communications	366,692	
Occupancy	75,667	
Charitable contributions	18,450	
Insurance	327,829	
Commissions	314,361	
Other	402,366	
Total expenses		11,461,267
Loss before provision for income taxes		(978,273)
Provision for income taxes		27,777
Net loss		$ (1,006,050)

The accompanying notes are an integral part of these financial statements.

THE GRISWOLD COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2009

	Common Stock				Additional				
	Class A - Voting		Class B - Nonvoting		Paid-In	Treasury Stock		Retained	
	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Earnings	Total
Balance, December 31, 2008	3,010,000	$ 12,040	1,397,040	$ 5,588	$ 3,460,969	1,338,270	$ (2,525,205)	$ 2,016,015	$ 2,969,407
Net loss								(1,006,050)	(1,006,050)
Distributions								(63,684)	(63,684)
Treasury stock purchased - Class A						35,000	(35,000)		(35,000)
Balance, December 31, 2009	3,010,000	$ 12,040	1,397,040	$ 5,588	$ 3,460,969	1,373,270	$ (2,560,205)	$ 946,281	$ 1,864,673

The accompanying notes are an integral part of these financial statements.

THE GRISWOLD COMPANY, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:		
Net loss	$ (1,006,050)	
Adjustment to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization	15,592	
Gain on sale of NYX stock	(126,261)	
(Increase) decrease in operating assets:		
Commissions receivable	(398,417)	
Other receivable	(29,908)	
Securities owned – at market	227,064	
Other assets	(42,617)	
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(64,304)	
Other liabilities	(136,998)	
Net cash used by operating activities		$ (1,561,899)
Cash flows from investing activities		
Purchase of property and equipment	(11,898)	
Proceeds from sale of NYX stock	152,144	
Net cash provided by investing activities		140,246
Cash flows from financing activities:		
Distributions to shareholders	(63,684)	
Purchase of treasury stock	(35,000)	
Net cash used in financing activities		(98,684)
Net decrease in cash and cash equivalents		(1,520,337)
Cash and cash equivalents at beginning of year		1,919,616
Cash and cash equivalents at end of year		$ 399,279
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest		$ 696
Income taxes		$ 110,798

The accompanying notes are an integral part of these financial statements.

THE GRISWOLD COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

NOTE 1 - NATURE OF BUSINESS

The Griswold Company, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the New York Stock Exchange, Inc. (the "NYSE"); the Boston Stock Exchange (the "BSE"); the Financial Industry Regulatory Authority, Inc. ("FINRA"), formerly the National Association of Securities Dealers (the "NASD"); The NASDAQ Stock Market (the "NASDAQ") and the Securities Investor Protection Corporation (the "SIPC"). The Company earns commissions from activities transacted with other registered broker-dealers as well as non broker-dealer customers. The Company acts as an introducing broker.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) **Security transactions – revenue recognition**
Security transactions (and related commission revenue and expense) are recorded on a trade-date basis. Publicly traded securities owned are stated at market value with unrealized gains and losses reflected in income.

b) **Use of estimates**
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) **Cash equivalents**
The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

d) **Property and equipment**
Property and equipment are stated at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the assets.

e) **Concentrations and credit risk**
The Company maintains cash balances at several banks. For those banks who are participants in the FDIC Transaction Account Guarantee Program, all non-interest bearing accounts of the Company are fully covered by FDIC insurance through December 31, 2009 for the entire amount in the account. The Company did not incur any losses in these accounts.

THE GRISWOLD COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

f) Recent accounting pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162" (Accounting Standards Update (ASU) 2009-01). This statement, effective for interim and annual periods ending after September 15, 2009, established the FASB Accounting Standards Codification (Codification or ASC) as the single source of authoritative accounting principles generally accepted in the United States of America (U.S. GAAP). SFAS 168 is recognized by the FASB to be applied by nongovernmental entities and stated that all guidance contained in the Codification has an equal level of authority. The Company adopted the provisions of the authoritative accounting guidance for the year ended December 31, 2009, the adoption of which did not have a material effect on the Company's financial statements.

Effective January 1, 2009, the Company adopted SFAS No. 165, "Subsequent Events" (ASC 855). ASC 855 establishes general accounting standards and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This statement, effective for interim and annual periods after June 15, 2009, requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. Adoption did not have material effect on the Company's financial statements.

Effective January 1, 2009, the Company adopted FASB Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes" (ASC 740-10), which clarifies accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes" (ASC 740-10). FIN 48 prescribes recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. Under the guidelines of FIN 48, an entity should recognize the financial statement benefit of a tax position if it determines that it is more likely than not the position will be sustained on examination (See Note 7).

NOTE 3 - RECEIVABLE FROM CLEARING BROKER/ SECURITIES HELD AT BROKER

The Company conducts business with one clearing broker on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement.

NOTE 4 - COMMITMENTS AND CONTINGENT LIABILITIES

a) Lease commitments

The Company entered into a lease for new offices in December 2007, expiring in February 2013.

Minimum future lease payments are as follows:

Year ending December 31,

2010	$ 104,825
2011	107,970
2012	111,209
2013	19,091
	$ 343,095

Rent expense for the year ended December 31, 2009 amounted to $75,667.

b) Brokerage activities

In the normal course of business, the Company is engaged in various brokerage activities on an agency basis through a clearing broker. In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contractual obligations. Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member firm of the NYSE, BSE, FINRA, and NASDAQ, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC. The Company computes its net capital under the basic method permitted by the rule, which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2009, the Company had net capital of $1,204,692, which exceeded the requirement by $1,126,474.

THE GRISWOLD COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

NOTE 6 - **EMPLOYEE BENEFIT PLANS**

The Company maintains a noncontributory defined contribution profit-sharing plan and a 401(k) plan which include all eligible employees, as defined in the plans. Contributions to the plans are at the discretion of management. For the year ended December 31, 2009, $20,520 was contributed to the 401(k) plan.

NOTE 7 - **INCOME TAXES**

No provision for federal income taxes has been made as the Company has elected to be treated as an S Corporation for federal income tax purposes. As such, the Company is not liable for federal income tax payments. The Company is subject to state income taxes at reduced rates and local taxes.

At December 31, 2009, the provision for taxes consists of the following:

New York City Corporate Tax	$ 27,777
New York State Franchise Tax	-
	$ 27,777

NOTE 8 - **SUBSEQUENT EVENTS**

Management of the Company evaluated subsequent events through February 25, 2010, the date the financial statements were issued. There are no subsequent events to disclose.

NOTE 9 - **FAIR VALUE MEASUREMENTS**

The Company adopted Financial Accounting Standards Board (FASB) Statement No. 157, Fair Value Measurements ("FASB Statement No. 157") (with FASB codification change, new reference ASC 820, "Fair Value Measurements and Disclosure Topics"), which establishes a framework for measuring fair value. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities ("Level 1" measurements), gives the next priority to quoted values based on observable inputs ("Level 2" measurements), and the lowest priority to values based on unobservable inputs ("Level 3" measurements). The three levels of the fair value hierarchy under ASC 820 are briefly described below:

(a) **Level 1**
Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access. For example, stocks listed on a recognized exchange or listed mutual funds.

(b) **Level 2**
Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

(c) **Level 3**
Inputs to the valuation methodology are unobservable and significant to the fair value measurement. For example, real estate using an independent appraisal process.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009.

(a) **Cash and Cash Equivalents**
Cash and cash equivalents consist of checking accounts which is valued at their respective balances at the reporting date and money market portfolios which are valued using amortized cost which approximates fair value.

(b) **Common Stock**
The fair value is based on the closing price reported in the active market in which the individual security is traded.

THE GRISWOLD COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

NOTE 9 - FAIR VALUE MEASUREMENTS (Continued)

The following table presents information about the Company's assets measured at fair value as of December 31, 2009:

	Assets at Fair Value as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 399,279	$ -	$ -	$ 399,279
Common stocks	1,265,000	-	-	1,265,000
Total assets at fair value	$ 1,664,279	$ -	$ -	$ 1,664,279

SUPPLEMENTARY INFORMATION

THE GRISWOLD COMPANY, INC.

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2009

Net Capital		
Stockholders' equity		$ 1,864,673
Credits - liability subordinated to claims of general creditors		-
		1,864,673
Debits:		
Nonallowable assets		
Receivables	$ 107,096	
Property and equipment	29,560	
Other assets	126,989	
Other deductions and/or charges	40,000	
Total debits		303,645
Net capital before haircuts on marketable securities		1,561,028
Less haircuts on securities and other charges	190,001	
Undue concentration	166,335	
		356,336
Net capital per rule 15c3-1		1,204,692
Minimum net capital requirement – 6-2/3% of aggregate indebtedness of $1,173,277 or $5,000, whichever is greater		78,218
Excess net capital		$ 1,126,474
Aggregate Indebtedness		
Accounts payable and accrued expenses	$ 1,173,277	
Total aggregate indebtedness		$ 1,173,277
Ratio of aggregate indebtedness to net capital		.97 to 1
Reconciliation with Company's computation (included in part II of Form x-17a-5 as of December 31, 2009)		
Excess as reported in Company's Part II Focus report		$ 1,123,463
Audit adjustments, net		3,011
Excess per above computation		$ 1,126,474

REPORT ON INTERNAL CONTROL STRUCTURE

TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 210, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

To the Stockholders of
The Griswold Company, Inc.:

In planning and performing our audit of the financial statements of The Griswold Company, Inc, as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Management Committee, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Tarlow & Co., C.P.A.'s

New York, New York
February 25, 2010